EXHIBIT 12

ALLEGHENY GENERATING COMPANY

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	For Years Ended December 31,
	2005	2004	2003	2002	2001
($ in thousands)
Earnings:
Income from continuing operations	$31,121	$27,392	$20,827	$18,599	$20,300
Exclude amounts reflected in line above:
Income tax expense	3,562	7,324	11,989	7,525	10,203
Add fixed charges (see below)	7,395	8,455	12,447	12,264	12,479

Total Earnings (as defined)	$42,078	$43,171	$452,263	$38,388	$42,982

Fixed Charges:
Interest expensed	$7,395	$8,455	$12,447	$12,264	$12,479

Total Fixed Charges (as defined)	$7,395	$8,455	$12,447	$12,264	$12,479

Ratio of Earnings to Fixed Charges	5.69x	5.11x	3.64x	3.13x	3.44x